Exhibit 99.1

iKang Announces Completion of Going Private Transaction

BEIJING, January 18, 2019 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced the completion of its merger (the “Merger”) with IK Healthcare Merger Limited (“Merger Sub”), a wholly owned subsidiary of IK Healthcare Investment Limited (“Parent”), pursuant to the previously announced agreement and plan of merger dated as of March 26, 2018 and amended pursuant to Amendment No. 1 thereto dated as of May 29, 2018, Amendment No. 2 thereto dated as of September 25, 2018 and Amendment No. 3 thereto dated as of December 14, 2018 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on August 20, 2018, each of the Company’s Class A common shares and Class C common shares (collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger, other than (a) Shares held by Parent, the Company or any of their respective subsidiaries, (b) Shares issued to the depositary of the Company’s ADS program and reserved for the exercise of the options granted under the Company’s share incentive plans, (c) Shares beneficially owned by Mr. Lee Ligang Zhang and Mr. Boquan He, which are rolled over in the transaction, (d) Shares held by shareholders who have validly exercised their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands and thereafter effectively withdrawn such rights to dissent pursuant to agreements entered into between such shareholders and Merger Sub prior to the effective time of the Merger, and (e) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent (Shares described under (a) through (e) above are collectively referred to herein as the “Excluded or Dissenting Shares”) has been cancelled in exchange for the right to receive US$41.20 in cash per Share and each of the Company’s American depositary shares (other than any ADS that represents the Excluded or Dissenting Shares), each representing 1/2 of a Class A common share (the “ADSs”), issued and outstanding immediately prior to the effective time of the Merger has been cancelled in exchange for the right to receive US$20.60 in cash per ADS, in each case without interest and net of any applicable withholding taxes.

Each record holder of Shares and registered holder of ADSs evidenced by American depositary receipts (“ADRs”) as of the effective time of the Merger who is entitled to the merger consideration will receive a letter of transmittal specifying how the delivery of the merger consideration will be effected and instructions for surrendering the share certificates or ADRs, as applicable, in exchange for the applicable merger consideration. Record holders of Shares and ADS holders who hold ADRs should wait to receive the letters of transmittal before surrendering their share certificates or ADRs. A holder of ADSs held in “street name” by a broker, bank or other nominee will not be required to take any additional action to receive the applicable merger consideration and should address any questions concerning the receipt of the merger consideration to its broker, bank or other nominee.

The Company also announced today that it has requested that trading of its ADSs on the Nasdaq Global Select Market (“Nasdaq”) be suspended as of the close of trading on January 18, 2019 (New York time). The Company has requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ADSs on Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal first quarter ended June 30, 2018, iKang served a total of 1.68 million customer visits under both corporate and individual programs.

As of January 18, 2019, iKang has a nationwide network of 119 self-owned operating medical centers, covering 35 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang, Zhenjiang, Guyuan and Liupanshui, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com